Exhibit 99.6

BCE Inc.

EXHIBIT TO 2021 FIRST QUARTER FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended March 31, 2021, give effect to the issuance and redemption of all long-term debt since April 1, 2020 as if these transactions occurred on April 1, 2020, and are based on unaudited financial information of BCE Inc.

March 31, 2021

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	3.9 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	3.9 times